Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Carrier Access Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-71209, 333-44904, and 333-65374) on Form S-8 of Carrier Access Corporation of our report dated March 21, 2005, with respect to the consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of Carrier Access Corporation.

KPMG LLP

Boulder, Colorado
March 21, 2005